Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under the Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



The following article appeared in the July 2001 issue of the RG&E News.


          Shareholders Bridge the Future with Overwhelming Support for
                             Energy East/RGS Merger


Bridges. We build them, both literally and figuratively to link geographic locations, to enhance ideas, or to bind friendships. On June 15, shareholders from both RGS and Energy East took the first steps together on the bridge to the future by voting overwhelmingly to approve the merger of the two energy companies.

Exemplifying this bridge metaphor, the 2001 annual shareholders meeting's theme was "Celebrating the Past; Embracing the Future." Tying it together was an old-fashion style footbridge, complete with Victorian spindles, and circa-1900 style lampposts. Despite the bridge's trappings of a bygone era, it represented the straight path to the future rather than long and winding road back to the past.

As shareholders and visitors entered the display area they were greeted by Paul Sisson and Chris Nothington, Laboratory & Inspections Services, who presented a display of historic amp, watt, volt and current meters. Shareholders were then directed to cross the bridge to see today's technology and to catch a glimpse of what the future may hold under the new Energy East/RGS partnership.

(Subhead) Shareholders Build a Bridge

While some individuals were tentative about walking across the bridge display, as a group they embraced the theoretical bridge and all its challenges and potential opportunities by overwhelmingly voting for the merger. Approximately 86 percent of outstanding RGS common shares were represented at the RGS annual shareholders' meeting with approximately 67 percent of the outstanding shares voting to approve the merger.

"This is the right move at the right time for a company with the right stuff," said RGS Chairman and Chief Executive Officer Thomas S. Richards after the proxies had been counted and the results announced.

"We welcome the overwhelming approval of RGS shareholders and look forward to meeting the energy needs of Upstate New York consumers," Wes von Schack, chairman, president and chief executive officer of Energy East, said in a released statement.

In New York City, Energy East shareholders met us halfway on the same bridge by also approving the merger. Approximately 87 percent of outstanding Energy East common shares were represented at the Energy East annual shareholders' meeting with approximately 96 percent of those shares voting to approve the merger.

"One cannot help but experience the change that grips our industry and the change we approved today in the merger with a sense of nostalgia, with a sense of good and possibly simpler times lost. That is understandable, it reflects some positive truths and can serve as a check on our current judgements," Richards said. "However, we cannot run your company on nostalgia. We can run your company with attention to our values and in so doing can preserve what has been so positive in our past as we change and succeed in the future. It is in that spirit that I look forward to the future with optimism and great expectations."

One shareholder at the meeting expressed a concern that RGS could lose the control to make decisions locally. Richards indicated that RGS expects to continue to be a force in the community. "We are also committed to preserve some important existing things. One of which is our strong involvement in the communities we serve. I am particularly proud that this commitment comes not just from the company, but from its people."

As an example, Richards cited employee participation in the annual United Way Day of Caring. Several employees were then introduced as representation of all employees. They were:

o        Lisette Andino, Nuclear Assessment;
o        Brett Callahan, Revenue Recovery;
o        Beth Derrenbacher, Revenue Recovery/Sodus ;
o        Ellen Evans, Financial Management;
o        Jackie Finlayson, Energy Systems Development;
o        Greg George, Energy Systems Development;
o        Mary Gunderson,  Corporate Accounting Services;
o        Joe Hecker, Energetix;
o        Hugh Ives, Energy Systems Development;
o        Sue Kotin, Legal;
o        Kim Lawton, Customer Contact Resolution Center;
o        Carla Rhodes, Energy Systems Development; and
o        Willie Rivera, Electric Field Operations.

"With employees like these, you can see why I embrace the future, and so should the communities we serve," Richards praised.

(Subhead) Future Challenges will be Met

The transition to a more competitive electricity marketplace continues to present challenges, Richards indicated. He pointed out that RGS has avoided the electric reliability problems that have affected other parts of the country and protected customers from price volatility by "having the perseverance and strength to affect the policies that are changing our industry and helping manage the consequences."

Richards indicated that the merger is expected to give RGS increased ability to manage the multi-year adjustment to a restructured electric utility industry. "It gives us the strength and capacity to manage this transition in a way that does not sacrifice reliability and provides stable, fair prices," he said.

"It is in that spirit that I look forward to the future with optimism and great expectations. It is in that spirit that I thank you on behalf of all of the people of RGS for the opportunity to have served you in the past and look forward to serving you in the future," Richards concluded.

(Subhead) Showing Our Wares

Prior to and after the meeting, shareholders were treated to exhibits and displays of products and services that have held us in good stead in the past, the present and will take us into the future.

During the continental breakfast, shareholders were also able to visit with senior managers such as Richards, Paul Wilkens, Mike Tomaino, Bill Thomas, and Mike Whitcraft, and other employees.

Energy Systems Support's Jeff Masters and Sandy Morsch demonstrated the potential dangers of electricity using the Mini-Live Line. Dave Shields, Electric Field Operations, illustrated how birds, animals, and other items can disrupt or interfere with the delivery of electricity at the Power Quality display. Economic Development's Clyde Forbes and Pat Maier discussed their roles in bringing new business to the RGS territory.

At the Energetix booth Gary Vragel and Rose Mancauso talked about the deregulated side of the energy business. Amy Fitch, Griffith Energy, and Todd Prudom, Burnwell assisted them. Griffith Energy and Burnwell are subsidiaries of Energetix.

Human Resource Services' Sharon Mangione and Tammy Weston presented the work of human resource services and the value of a diverse work force. Around the Rochester Riverside Convention Center hung several montages of employees on the job. Those same montages are hanging in the lobby at the Main Office.

As shareholders headed for the meeting, Financial Services' Roland LaMothe and Kay Spellane along with Thorn Dickinson, Energy East, answered any questions about Energy East.

(Separate Box)

(Graphic map of Energy East Service territory).

Energy East/RGS Merger Synopsis

The merger is expected to take place as early as the first quarter of next year, subject to receiving approvals of state and federal regulators. RG&E, Energetix and NYSEG will operate under the RGS, which will be a wholly owned subsidiary of Energy East. Richards will continue as the CEO of RGS, which will continue to be headquartered in Rochester.

Under the terms of the merger agreement:

o        RG&E will remain headquartered in Rochester.
o        The RG&E name remains.
o The community will continue to benefit from RG&E's hometown service and philanthropy.
o No layoffs are planned as a result of the merger and about 40 Energy East employees will be located in Rochester.
o        RG&E will continue to have local leadership.

Energy East is a super-regional energy services and delivery company serving two million customers (1.4 million electricity and 600,000 natural gas) in Upstate New York and New England over a 32,000 square-mile service area. It is the parent company of New York State Electric and Gas (NYSEG), Central Maine Power, Connecticut Natural Gas, Southern Connecticut Gas, and Berkshire Gas.

Under the terms of the merger agreement, RGS shareholders will receive the equivalent of $39.50 for each share of RGS common stock that they own, payable in cash or in Energy East common stock, so long as Energy East's common stock price is between $16.57 and $22.41. Each RGS shareholder will be able to elect the form of consideration that they wish to receive, subject to pro ration so that 55 percent of the RGS shares will be exchanged for cash and 45 percent will be exchanged for Energy East common stock. [Each RGS share converted into Energy East common stock would receive not less than 1.7626 and not more than 2.3838 shares of Energy East common stock, depending on the average closing price of Energy East stock during the 20-day trading period prior to the merger closing.]

                                    * * * * *


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS Energy and Energy East have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.